December 20, 2007

Chet A. Richardson

Vice President, General Counsel

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0305

Attention:	Ellie Quarles, Esq.

Special Counsel

Mail Stop 3561

Re:	Hawaiian Electric Industries, Inc.
Definitive 14A Filed on March 27, 2007
File No. 1-08503

Dear Ms. Ellie Quarles,

Thank you very much for talking to our counsel, Michael Rogan, and our Vice President-Administration, Patricia Wong, regarding your letter dated December 6, 2007 (the “Supplemental Comment Letter”). We appreciate your listening to our concerns and clarifying the comments in your Supplemental Comment Letter. This letter serves as our response to the comments in your Supplemental Comment Letter.

We take the original comments in your letter dated August 21, 2007 (the “Original Comment Letter”) very seriously and intend to comply with them in improving the disclosure in our future proxy statements. We apologize if our response did not clearly convey our intent in this regard.

Compensation Committee, page 12

1.	We note your response to comment 1 in our letter dated August 21, 2007. Please revise your response to remove any limitations on your undertaking to comply with this response in the future.

Response:

We revise the response to comment 1 in the Original Comment Letter to read as follows:

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December 20, 2007

Revised Response to Comment 1 in the Original Comment Letter

We understand your comments and will elaborate on these matters in future filings.

Compensation Discussion and Analysis, page 14

2.	We note your responses to comments 2, 10 and 11 in our letter dated August 21, 2007. Please revise your responses to clearly undertake to comply with these comments in the future.

Response:

We revise the responses to comments 2, 10 and 11 in the Original Comment Letter to read as follows:

Revised Response to Comment 2 in the Original Comment Letter

In your Original Comment Letter, you asked us to consider the elimination of acronyms, the principles set forth in Rule 13a-20 under the Securities Exchange Act of 1934, and presenting tabular disclosure for complex information. We will not only consider these matters, we will comply with these comments in the future, with the exception that we intend to continue to use acronyms as appropriate to refer to our constituent companies (“HEI for Hawaiian Electric Industries, Inc. “HECO” for Hawaiian Electric Company, Inc. and “ASB: for American Savings Bank, F.S.B.). Our shareholders and customers are familiar with these acronyms and our Company logo. Their use enhances the proxy’s readability and spelling out the entire Company name, Hawaiian Electric Industries, Inc. may confuse our Company with our utility subsidiary, Hawaiian Electric Company, Inc.

Revised Response to Comment 10 in the Original Comment Letter

We understand your comments and will comply with them in future filings.

Revised Response to Comment 11 in the Original Comment Letter

We understand your comments and will comply with them and provide enhanced disclosure in future filings.

Securities and Exchange Commission

December 20, 2007

3.	We note your response to comment 3 in our letter dated August 21, 2007. Please revise your response to clearly undertake to comply with this comment in the future and to include disclosure in the proxy statement similar to what you have provided in your response.

Response:

We revise the response to comment 3 in the Original Comment Letter to read as follows:

Revised Response to Comment 3 in the Original Comment Letter

We understand your comments and will provide enhanced disclosure in future filings, including the provision of disclosure consistent with that provided in our response to the original comment.

Methodology for Competitive Benchmarking, page 15

4.	We note your response to comment 4 in our letter dated August 21, 2007. Please identify the general industry companies that were weighted 50 percent for competitive benchmarking purposes and the other data against which you have benchmarked compensation. Also, please clearly indicate that you will comply with this comment.

Response:

We did not list all general industry companies used for competitive benchmarking purposes in our original response because we felt they were too numerous to mention and would not give shareholders any greater insight into our compensation methodology. While the Compensation Committee did consider the summary of the general industry data, the names of the general industry companies were not shared with the Committee and the identity of these companies was not a material element in setting the named executive officers’ compensation. Accordingly, we request that the Staff waive this particular comment regarding identifying all general industry companies that were used for competitive benchmarking purposes.

With respect to the other data against which the Company benchmarked compensation, the Company used the Edison Electric Institute Index, which measures annual total shareholder returns of U.S. investor-owned electric utilities. For the 2006 period, these were the utilities in the Edison Electric Institute Index:

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December 20, 2007

UIL HOLDINGS CORP

OGE ENERGY CORP

NORTHEAST UTILITIES

AVISTA CORP

ALLEGHENY ENERGY INC

ALLIANT ENERGY CORP

ENTERGY CORP

CENTRAL VERMONT PUBLIC SERVICE CORP

IDACORP INC

FPL GROUP INC

CENTERPOINT ENERGY INC

PG&E CORP

PNM RESOURCES INC

AQUILA INC

XCEL ENERGY INC

PUGET ENERGY INC

SIERRA PACIFIC RESOURCES

EMPIRE DISTRICT ELECTRIC CO

DUQUESNE LIGHT

PINNACLE WEST CAPITAL CORP

SEMPRA ENERGY

FIRSTENERGY CORP

WESTAR ENERGY INC

DUKE ENERGY CORP

PPL CORP

CLECO CORP

NSTAR

WISCONSIN ENERGY CORP

CONSTELLATION ENERGY GROUP INC

GREEN MOUNTAIN POWER CORP

PEPCO HOLDINGS INC

KEYSPAN CORP

NISOURCE INC

GREAT PLAINS ENERGY INC

UNISOURCE ENERGY CORP

CH ENERGY GROUP INC

MDU RESOURCES GROUP INC

EXELON CORP

AMERICAN ELECTRIC POWER CO

PROGRESS ENERGY INC

NORTHWESTERN CORP

DTE ENERGY CO

EL PASO ELECTRIC CO

CMS ENERGY CORP

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December 20, 2007

ENERGY EAST CORP

DOMINION RESOURCES INC

MGE ENERGY INC

OTTER TAIL CORP

SOUTHERN CO

TXU CORP

BLACK HILLS CORP

DPL INC

AMEREN CORP

HAWAIIAN ELECTRIC INDUSTRIES INC

ALLETE INC

CONSOLIDATED EDISON INC

VECTREN CORP

SCANA CORP

EDISON INTERNATIONAL

UNITIL CORP

PUBLIC SERVICE ENTERPRISE GROUP INC

TECO ENERGY INC

WPS RESOURCES CORP

MAINE AND MARITIMES CORP

In future filings, we will list the utilities comprising the Edison Electric Institute Index, if we use that index as a competitive performance benchmark.

Executive Incentive Compensation Plan, page 17

5.	We note your response to comment 6 in our letter dated August 21, 2007 and we reissue that comment. Please provide us with analysis that demonstrates with specificity how disclosure of these targets would cause you competitive harm, other than in your efforts to retain executives or generally based on your policy of not providing earnings guidance. If disclosure of these metrics would cause you competitive harm, please discuss how difficult it will be for you to achieve the target levels on a prospective basis instead of based on past results.

Response:

In our future filings, we intend to provide disclosure of performance targets for our annual executive incentive compensation plans or three-year long term incentive plans for completed performance periods. For instance, in the proxy statement for our 2008 Annual Meeting, we intend to disclose the performance targets for the 2007 annual

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December 20, 2007

executive incentive compensation plan and the 2005-2007 long-term incentive compensation plan.

With respect to ongoing and future performance periods, however, we believe that the disclosure could cause competitive harm. American Savings Bank has several competitors in its market, who could determine what American Savings Bank’s proprietary market strategy is with the publication of American Savings Bank’s specific operational metrics. Requiring disclosure of such information would put American Savings Bank at a competitive disadvantage relative to financial institutions that do not have to disclose their performance metrics or strategies. Hawaiian Electric Company and its subsidiaries, while the sole providers of retail electricity on the islands of Oahu, Maui, Hawaii, Molokai and Lanai, must negotiate with independent producers for purchased power. The disclosure could give independent producers a better view of the utility’s prospective financial cost structures and information to which they otherwise would not have access, hindering the ability to negotiate fair pricing. Revealing specific prospective financial information and internal operational strategies not known to such outside parties could hinder the utility in achieving its goals and thus negatively impact shareholder value.

For ongoing and future performance periods, we will continue to disclose the kinds of metrics in the plans approved by the Compensation Committee and we will provide an expanded analysis on why these metrics were chosen. We will also provide an expanded explanation of the difficulty in achieving these goals. For the 2008 annual incentive plan and 2008-2010 long-term incentive plan, we will explain that HEI’s success depends on the success of the two core operating subsidiaries, which face tough external challenges, which we will describe. The utility needs to make major capital investments, which require timely regulatory approval for cost recovery on such investments. Failure to obtain such timely regulatory approval will adversely impact the attainment of established goals. The bank faces higher funding costs and loan loss provision expenses due to the credit and tough yield curve environment. Given the current mortgage crisis and liquidity challenges in the banking industry, achievement of these goals and objectives will be difficult. Extraordinary leadership on the part of the named executive officers will be needed to achieve the strategic objectives required for incentive payouts.

6.

We note your response to comment 7 in our letter dated August 21, 2007 and we reissue that comment. You state on page 15 that the compensation committee has the authority and discretion to modify or terminate executive compensation programs, but you do not state whether the compensation committee can exercise or has exercised discretion either

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December 20, 2007

to award compensation absent attainment of the relevant performance goals or to reduce or increase the size of any award or payout.

Response:

We noted in the proxy statement and our original response to the comment that the Compensation Committee can exercise discretion either to award compensation absent attainment of the relevant performance goals or to reduce or increase the size of any award or payout. We also noted in our response that the Compensation Committee did not exercise that discretion in 2006.

In future filings, we will repeat the disclosure that the Compensation Committee can exercise discretion either to award compensation absent attainment of the relevant performance goals or to reduce or increase the size of any award or payout. We also will disclose whether or not the Compensation Committee exercised that discretion during the period subject to disclosure.

Do executive officers have change-in-control agreements?, page 21

7.	We note your response to comment 8 in our letter dated August 21, 2007. Please undertake to include the disclosure from your response in the proxy statement.

Response:

As requested, we hereby undertake to include the disclosure consistent with our response to comment 8 in the Original Comment Letter in future proxy statements.

Did the Company enter into any related person transactions…, page 45

8.	We note your response to comment 13 in our letter dated August 21, 2007. Please clearly state in the proxy statement the types of transactions that are subject to Item 404(a) of Regulation S-K.

Response:

We will state in future proxy statements that the Company has a written related person transaction policy that is separate from and not included in the Company’s Corporate Code of Conduct. We will also disclose that the related person transaction policy is specific to transactions between related persons such as executive officers and directors and their immediate

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December 20, 2007

family members in which the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest.

Acknowledgement

This letter will also acknowledge on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions concerning this letter, please feel free to call Patricia Wong, Vice President-Administration and Corporate Secretary, at (808) 543-7900. If these responses are acceptable, we would appreciate your confirmation that the Staff’s review of the Company’s proxy statement for 2006 has been completed and that the Company has satisfactorily responded to the Comments.

Sincerely,

/s/ Chet A. Richardson
Chet A. Richardson
Vice President, General Counsel